 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April 2025

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated April 24, 2025, announcing U.S. Silicon Metal Producers file petitions to stop unfairly traded imports from Angola, Australia, Laos, Norway, and Thailand

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2025
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

FOR IMMEDIATE RELEASE

Contact: Elizabeth Posthumus: elizabeth@EAHstrategiesLLC.com, 202-445-9858

U.S. Silicon Metal Producers File Petitions to Stop Unfairly Traded Imports from Angola, Australia, Laos, Norway, and Thailand

WASHINGTON, DC, April 24, 2025 – Ferroglobe USA, Inc. (“Ferroglobe”) and Mississippi Silicon LLC (“Mississippi Silicon”), representing all American silicon metal production, today filed petitions with the U.S. Department of Commerce (“Commerce”) and U.S. International Trade Commission (“ITC”) asking both agencies to investigate unfairly priced and subsidized silicon metal imports from Angola, Australia, Laos, Norway, and Thailand that are causing material injury to U.S. industry.

Silicon metal is a highly refined raw material composed almost entirely of elemental silicon. Silicon metal is critical to the production of multiple products related to national security, including aluminum, silicones, and polysilicon, which is then used in semiconductor, solar, and electronics applications.

The antidumping and countervailing duty petitions detail unfair trade practices to sell silicon metal at less than fair value and allege dumping margins of up to 337.84%, as well as numerous subsidies. The petitions detail the extensive injury suffered by the U.S. industry and its workers, and request relief in the form of special duties on all associated imports.

“Dumped and subsidized imports from these countries have undercut the U.S. industry, its workers, and the marketplace, resulting in lower volumes and prices for domestic producers”, said Marco Levi, Chief Executive Officer of Ferroglobe PLC. “A successful outcome in these cases is key to the continued viability for domestic production of this critical material.”

“American silicon metal producers can compete with anyone in the world, but these imports are not playing by the rules and are devastating the domestic industry and its workers as a result,” said Eddie Boardwine, Chief Executive Office of Mississippi Silicon. “However, our country’s trade laws are there to defend American manufacturing when faced with unfair trade. On behalf of our employees, customers, and community, we look forward to seeing those laws enforced and a return to fair competition in the U.S. market.”

The cases filed today cover all forms and sizes of silicon metal, which contains at least 85.00 percent but less than 99.99 percent silicon, and less than 4.00 percent iron, by actual weight.

The next steps in these investigations will be the initiation of Commerce’s antidumping and countervailing duty investigations by May 14, 2025. A preliminary ITC determination is expected by June 9, 2025.

About Ferroglobe and Mississippi Silicon

Ferroglobe is a wholly-owned U.S. subsidiary of Ferroglobe PLC, a world leading producer of ferrosilicon, silicon metal, and manganese-based alloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, Ferroglobe owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, South Carolina, Alabama, Indiana, Florida and Kentucky.

Mississippi Silicon LLC is a partnership between Rima Holding USA, Inc. and Clean Tech I LLC. Rima Holding USA Inc. is the majority owner of MS and also is associated with Rima Industrial S/A, a leading ferroalloy and non-ferrous metals producer in Brazil. Clean Tech I LLC is a partnership composed of strategic investors and financial advisers. MS’s manufacturing operation is based in Burnsville, MS, and its silicon metal serves customers throughout the United States in a broad range of industries including aluminum, automotive, and chemical industries, solar cells, and semiconductors.

For more information, visit https://www.ferroglobe.com/ and https://www.missilicon.com/.